UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 18, 2010

Commission File Number: 000-52311

PLAY LA INC.

20 Mount Clapham, St. Michael, Barbados, BB 14005

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]                                     Form 40-F  £

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by No [X] ¨Regulation S-T Rule 101(b)(1): Yes

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T No [X] ¨Rule 101(b)(7): Yes

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.      No [X] ¨Yes

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-___.  N/A

As used in this current report and unless otherwise indicated, the terms "we", "us" and "our" refer to Play LA Inc. Unless otherwise specified, all dollar amounts are expressed in United States dollars and all references to "common shares" refer to the common shares in our capital stock.

Acquisition of Assets

Play LA Inc. (the “Company”) has entered into an agreement for the acquisition of www.pokernewsheadlines.com with Paul Sandells. (“Sandells”) of Leicestershire, United Kingdom (the“Agreement”).  The asset purchase includes the website, all content, and the domain.

The Agreement provides for a stock payment valued at USD $30,000 in our common shares.

Pursuant to the acquisition of www.pokernewsheadlines.com ,  the Company issued 58,824 of restricted common shares to Paul Sandells.  With respect to the unregistered sales made, the Company relied on Regulation S of the Securities Act of 1933, as amended.

With the acquisition of www.pokernewsheadlines.com , Play LA plans to expand its paid advertising revenues with it’s existing clients, attract new advertising clients, leverage the new  websites traffic with the company’s existing 12 websites to gain greater search rankings on Google, as well as utilizing the new websites writers to supply unique content to the company’s other sports websites.

Exhibits.

      The following exhibits are being furnished as part of this Report.

Exhibit
Number	Description

10.1	Purchase Agreement with Paul Sandells.
99	Press Release January 19th , 2010

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLAY LA INC.

Date: January 19th, 2010	By:	/s/ David Hallonquist
		Name:	David Hallonquist
		Title:	Chief Executive Officer